Daniel K. Donahue

949.732.6557

DonahueD@gtlaw.com

June 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Azitra, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 5, 2023
File No. 333-269876

Ladies and Gentlemen:

This letter is submitted on behalf of Azitra, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on June 5, 2023 (“Amendment No. 5”), as set forth in your letter dated June 12, 2023 addressed to Mr. Francisco Salva, Chief Executive Officer of the Company (the “Comment Letter”).

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 5, and page references in the Company’s responses refer to prospectus made part of the Amendment No. 6 to the Registration Statement filed concurrently herewith.

Financial Statement For the Fiscal Year Ended December 31, 2022

Note 9. Stockholders’ Equity, page F-21

1.	Here you state that the common stock in this footnote has not been given retrospective adjustment as discussed in Note 19. However, Note 19 states that all references to common stock and related information contained in the consolidated financial statements and related footnotes have been retrospectively adjusted. Please revise to be consistent. The same comment applies to your interim financial statement Note 8 on page F-45.

Response to Comment No. 1:

We have provided the requested disclosure in Note 9 to the audited financial statements and Note 8 to the interim financial statements.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
18565 Jamboree Road, Suite 500 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

U.S. Securities and Exchange Commission

June 13, 2023

* * *

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.
cc:	Francisco Salva, Chief Executive Officer, Azitra Inc